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                                                                       EXHIBIT 1


The Company is currently engaged in negotiations with several of its landlords in an effort to amend its existing facility lease agreements. The lease negotiations have required the Company to devote considerable resources, including the attention of key financial and operational personnel. These negotiations may materially affect the description of the Company's ongoing business, and the asset, liability and equity balances to be included in the Company quarterly report on Form 10-QSB. For these reasons, the Company will not be able to meet the November 14, 2000 deadline for filing its Form 10-QSB without the imposition of unreasonable effort and expense.